Exhibit 2.1

________________________________________________________________________________
FINAL AGREEMENT FOR EXCHANGE
By and Between:
SPECIFIC OFFERING OWNERS OF AEGEA, INC. SHARES AND DEBT
AND
FUTURELAND PROPERTIES, LLC
A Subsidiary of FutureWorld, Corp.
_________________________________________________________________________________
Dated this March 10, 2015

THIS FINAL AGREEMENT, is entered into by all parties as a final document of the terms and conditions reached in the Preliminary Agreement, to which this Final Agreement sets forth additional definitions of such terms and additional explanation of such terms, without material change to the terms of the Preliminary Agreement. Any additional Party who is joining such Agreement shall be a signatory to this Final Agreement, and thereby bound to such actions set forth,

WHEREAS, the included below Specific Offering Debt Holders and Shareholders of Aegea, Inc. (hereafter referred to as "AEGA Holders" or by name), of Aegea Inc. which is a publicly filed Colorado Company, and FutureWorld, Corp. (hereafter referred to as "FWDG") a Delaware Corporation which is the owner of the wholly owned subsidiary of FutureLand Properties, LLC,(hereafter referred to as "FLP")  is a Colorado Limited Liability Corporation (hereafter referred to as "FLP"), desire to enter into a purchase and exchange agreement by the AEGA Holders to deliver to FutureWorld their share holdings of Aegea, Inc., as an exchange for such shares owned by such AEGA Holders which shares represent the controlling interest of Aegea, Inc. Additionally, the AEGA Holders shall deliver the rights and release to a certain amount of debt due to them individually, as such amount are set forth herein, which debt exists as obligations of Aegea, Inc.  In exchange for such shares and debt of Aegea, Inc. the AEGA Holders shall receive such shares designated as Exchange Shares as an exchange for such surrendered share securities and debt surrendered. Additionally, the AEGA Holders, shall include such members of the Board of Directors, who are entering into such agreement commensurate with a resolution to resign their positions from the Board of Directors, while appointing such directors as designated by FLP. As such the Parties agree to enter into this Final Agreement, which is cumulative with the Preliminary Agreement, with no material changes to the Preliminary Agreement except by definitions, examples of implementation, and clarification of the new Exchange Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Buyer and Seller hereby agree as follows:

FINAL AGREEMENT

NOW THEREFORE, the following terms and conditions are hereby agreed to between the Parties to be binding on the Parties:

PART I- DEFINITIONS

"Actions" represents the actions that the Board of Directors will take in carrying out the actions of the Corporation; to include the appointment of new directors, with the concurrent resignation of existing directors, together with such actions of sale of assets of existing assets of Aegea, Inc. to a private entity in exchange for debt, and such capital stock restructuring as necessary.

"AEGA Holders" shall mean those shareholders and members of the Board of Directors prior to the effective date, who have agreed to sell exchange their shares and specified debt as Specific Offering Owners.

"AEGA Shares" – shall mean those amount of shares existing and held by the AEGA Holders as of the effective date of this Agreement as set forth on Schedule B and Surrendered for Exchanged Shares.

"Corporation" shall mean AEGEA, Inc.

"Corporate Actions" shall have the meaning as set forth in Section 3. (See also definition above).

"Date of Issuance" in paragraph 2 shall refer to the date Exchange Shares are received by the AEGA Holders.

"Debt Forgiveness" also defined as "Debt Exchange," shall have the meaning as set forth in Secion 4. Such debt owed to such AEGA Holders, shall be relinquished in the exchange with the Corporation in combination with such shares as defined.

"Effective Date" – shall have the meaning as set for in Section 8.

"Execution Date" – means the date that the Board resignation resolution has been fully executed by the current Board of AEGEA, Inc.

"Exchange" shall mean the common shares and debt of the AEGA Holders for purposes of surrender of such shares and such debt owed to the Corporation in exchange for new common shares of stock of the Corporation, together with the right to share of the Corporation after an expected reverse division to achieve the amount of shares to be held by the AEGA Holders.

"Exchange Shares," also referred to as "shares," in paragraph 1, refers to the common stock shares received by AEGA Holders in exchange for the shares of AEGEA, Inc. which represent a controlling interest and certain debt defined in paragraph 4.

"Share Rights" in paragraph 1 shall refer to the ability of the newly seated Board to conduct a reverse division of the outstanding common shares.

"Specific Offering Owners," also referred to as "Specific Offering Debt Holders and

"Shareholders," shall be defined as the controlling block of stock in AEGEA, Inc. being exchanged, also called "AEGA Holders."

"Shares" in paragraph 1 shall be refer to the common shares of AEGEA, Inc. as the only outstanding class of shares in AEGEA, Inc.

"Surrender" – shall have the meaning set forth in Section 1.

PART II- TERMS AND ACTIONS

1.   Exchange of Share Interests.  Upon the terms and subject to the conditions set forth herein, on the Closing Date (as defined herein), AEGA Holders shall sell, convey, transfer, assign, and deliver ("Surrender") to Aegea, Inc., after such change in board control, such AEGA Shares which are set forth below, which shall be simultaneously exchanged for Exchanged Shares with a resolution of the board of directors, to exchange such AEGA Shares in combination with such Debt Forgiveness as set forth which is due from Aegea to such AEGA Holders. Such Exchange shall occur after the corporate actions of the newly seated board of directors occurs. Such share rights for receipt of the Exchange Shares are agreed to by the AEGA Holders to occur after the action of the Corporation to conduct a reverse division of the outstanding shares. Such shares shall be redeemed to the Corporation, in combination with such debt, for the purpose of exchange of such shares and debt as due. The AEGA Shares  being returned by the AEGA Holders shall be set forth in Schedule B set forth below, along with the Debt Forgiveness which is being relieved from the corporation in Schedule C set forth below.  Such signatories to this binding Final Agreement represent the controlling interest of shares of Aegea, Inc. and are bound by such. Additional persons may be added to such exchange of the shares and debt in the final agreement. For purposes of this initial agreement, such persons and entities involved agree to be bound, and such additional parties which shall join the final agreement shall be together as a group as the exchange parties for purposes of calculation of such shares being issued as exchange shares.

2.    Exchange Terms. In return for the AEGA Shares  in the common shares held, in combination with such Debt Forgiveness as set forth herein, the AEGA Holders shall receive, post-reverse division, an amount of shares to be equal to four and nine tenths percent (4.9%) of the outstanding shares of Aegea ("Exchanged Shares") when the change in control occurs, and after such reverse division occurs. Such 4.9% shall be calculated, post reverse division based upon the shares outstanding within ten days after such reverse division and change in control occurs. Such AEGA S shall be cancelled in such exchange and returned to treasury. Such Exchange Shares when issued shall be non-dillutable, meaning that such holdings shall exist as a matter of right for a period of twelve months from the date of issuance, in such percentage. "In order to affect such non-dilutable amount of holdings, the Corporation agrees to issue additional shares to keep such percentage of holdings from being diluted. Such additional shares shall be issued with ten (10) days of the end of each fiscal quarter following a new issuance, for the period of the one year. By way of example, if after the reverse division there exists due to new issuance by the Corporation in the amount of 30,000,000 shares, then the AEGA Holders shall receive an initial 4.9% of such shares, which shall equal 1,470,000 shares. If after the first quarter after such reverse and initial issuance, there were to be issued an additional 5,000,000 shares for a total outstanding of 35,000,000 shares, then within 10 days of the end of such quarter there would be an additional issuance to the AEGA Holders of 4.9% of the additional 5,000,000 shares, for an additional 245,000 shares issues, pro-rata to such holders as issued before. Such additional shares may be distributed at the direction of the AEGA Holders into such names as they would direct.

3.   Corporate Actions. The exchange shall occur, from the AEGA Holders, after certain corporate actions occur with Aegea. Such AEGA Holders by their offering for this exchange do hereby agree that they shall and do approve the replacement of such board of directors as necessary for the actions involved in such agreement. Such AEGA Holders represent the majority of the outstanding shares of Aegea, and as such are hereby authorizing the replacement of those board members who are AEGA Holders in this agreement, who hereby agree to resign such positions concurrent with this agreement. Such board of director members shall concurrent with such resignation, appoint such members as identified in such resolution such members as nominated by FutureLand Properties. Such resolution shall be effective on the date of the final agreement, or if none, then when the last signatory is made to such resolution.

4.   Debt Exchange. In combination with the shares being exchanged, the AEGA Holders shall grant relief of debt to the Corporation for purposes of relief of corporate debt. Such amount of debt, shall be a cumulative and total amount of $100,000.00 as set forth on Schedule C to the Agreement. Such debt shall be bound from the initial signing AEGA Holders, but may be modified to include other AEGA Holders and distributed to those debtholders as mutually agreed by the parties.

5.   Additional AEGA Holder Actions. Additionally, each AEGA Holder who is a party to this Agreement, and such do by their entry into this agreement, agree that they shall sign a resolution, if necessary, for the reverse division of the Common stock of such shares of Aegea, Inc. in such reverse division resolution which shall follow this Final Agreement. For purposes of this Agreement, such resolution has already been executed.

6.   Share Issuance, Resolutions and Guaranty. FutureLand Properties, LLC as the new appointed corporate control party through such appointed new directors, and by way of this agreement, does hereby agree to all terms of this agreement, to include the actions for the reverse division of such shares by the new board of directors, the issuance of Exchange Shares  for exchange of AEGA Shares, proportionate share issuance for purposes of the 4.9% ownership by such AEGA Holders, and for the purchase by such AEGA Holders of the assets of Aegea, Inc. for private ownership. Such rights are essential and guaranteed under this Agreement.

7.   Purchase of Aegea, Inc. Assets. By entry into this Agreement, the appointed new directors will be bound, as appointed by FutureLand Properties, do hereby agree that all assets of Aegea, Inc. as currently held by Aegea, Inc. to include all intellectual property, contractual rights, business plans, architectural works, property rights, and other valuable matters, shall be sold to the AEGA Holders, into a new entity formed at their direction, control and benefit. All such properties and assets shall be sold from Aegea, Inc. by a bill of sale, for which the AEGA Holders shall pay for such assets and property by an exchange of $100,000.00 in debt due to them from Aegea, Inc. Such purchase shall be operable with the signing of this Agreement with such effective date, as executed herein, by resolution and agreement this date. All additional debt as due from Aegea, Inc. to such AEGA Holders shall be assigned as liabilities to such new private entity as designated by the AEGA Holders.

8.   Effective and Closing Date. 2.  The time and date of the effective date of the final agreement shall be the closing date for all purposes, to include the change in control of the board of directors, all purchases and exchanges being made, all resolutions necessary to effectuate such, and for all implementation of such matters. The signatories to this Final Agreement are hereby bound to such terms

9.   AEGA Holder's Deliveries.3. Within ten (10) working days of the Execution Date of the final agreement, AGEA Holders shall deliver to the Corporation their shares of Aegea, Inc. together with such documents necessary for cancellation of such shares. As well, commensurate with the execution of this Agreement, such AEGA Holders shall deliver a resolution for the reverse division of such common shares of the Corporation, based upon their holdings before such shares which are being exchanged to the Corporation.

10.   New Asset Entity and Action of Corporation. AEGA Holders shall form, prior to the exchange actions involving the assets of Aegea, Inc. a receiving private entity as a recipient entity ("Asset Receiving Entity") for all such purchased assets and debt.  Such entity shall be a Florida Corporation or Limited Liablity Company, which shall receive and be entitled to hold all of the assets of Aegea, Inc., to include all real property, contractual rights, intellectual property, copyrights, trademarks, business plans, web sites, work in progress, and all real and personal property of the Corporation, with the exception of those matters necessary for operation and reporting of the Corporation as a public entity. All liabilities of Aegea identified as non-public liabilities as set forth on Schedule A shall become liabilities of such new entity.

11.   Actions for Closing.

(a)   Board of Directors. Upon or before the effective date as set forth in the final agreement, the existing members of the board of directors shall execute a simultaneously effective resolution for their resignation from the board of directors of Aegea, and appointing such persons as designated by FutureLand Properties.

(b)   Liabilities. The liabilities of Aegea as a corporation, shall be divided for purposes of the final agreement between the surviving Corporation, and the Asset Receiving Entity controlled by the AEGA Holders, which liabilities shall stay with such entity in the new Florida Corporation, based upon whether such expenses and debts are due to either 1) public company activities directly related to the public market and reporting of Aegea, Inc. or 2) those of Aegea related to its core business operations and planning for land acquisition and development. As such the parties agree, that as of the date of this Final Agreement, the expenses are reflected on Schedule A to this Agreement and shall carry over as liabilities of each party as designated. All such other liabilities or claims shall be dealt with by each party as designated in the final agreement schedule.

12.   Indemnification, Actions  and Legal Authorities

(a)	All Parties agree to extents of indemnification and hold harmless as set forth in the final agreement.

(b)	Officers and Directors. At the Effective Date and Time, the officers and directors of Aegea, Inc. shall deliver to the Company evidence of resignation and the appointment of those new directors and officers as designated by FutureLand Properties to be effectively appointed and empowered on such date.

(c)	Liabilities. As of the Closing Date, Aegea shall have no more than $1,000 in actual or contingent liabilities which have not been disclosed, and will have no other obligations of any nature (whether fixed or unfixed, secured or unsecured, known or unknown and whether absolute, accrued, contingent, or otherwise) (including, without limitation any Contracts), except for its obligations incurred as set forth below in Schedule A to this Final Agreement.

(d)	Common Stock. As of the Effective Time, such Aegea Company stock is eligible and trading on the OTC Markets and quoted on the OTCQB. Aegea, Inc. will have made all required filings which the Corporaton would have been required to make with the Securities and Exchange Commission under the Exchange Act, and such filings will have complied in all material respects with applicable requirements under the Exchange Act.

(e)	Additional Deliveries. AEGA Holders will deliver to the Company, on or prior to the Closing Date, (i) such pay-off letters and releases relating to liabilities as the Company may reasonably request to confirm that Aegea, Inc. has no more than $1,000 in liabilities other than those reflected on the attached schedule aside from those debts being moved to the new AEGA Holder private company, (ii) a good standing certificate from the State of Colorado, or confirmed by counsel, and (iii) such other documents as the Company may reasonably request.

13.   Termination

  This Final Agreement and the final agreement may be terminated a) only for cause at any time prior to the Effective Time, after approval by execution of the below signed AEGA Holders, who are represented by the below signers who initially represent the controlling shareholders of Aegea; b) by either party, if the required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote; c) by either party, if all the conditions to the obligations of such party for Closing the Merger shall not have been satisfied or waived on or before the Final Date other than as a result of a breach of this Agreement by the terminating party; or d) by either party, if a permanent injunction or other Order by any Federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the exchanges and purchase shall have been issued and shall have become final and non-appealable;

14.   General Terms:

a)  Modification of Terms and Conditions. The purpose of this Final Agreement is to provide a binding agreement upon which the Parties can begin all necessary actions necessary for the transaction.  It is expressly understood that this Final Agreement intends to set out all of the basic essential terms and conditions pertaining to these transactions. Therefore, this Final Agreement shall obligate the parties to such transaction until it is determined that the final agreement is complete with all additional AEGA Holders as parties.

b)   Execution. This Final Agreement may be executed in counterparts, each taken in conjunction equating to fully executed agreement; facsimile and scanned signatures may be accepted in lieu of original manual signatures.

c)   Legal Fees and Jurisdiction.  Each Party shall bear its own legal fees for execution of any provisions herein contained. Such Final Agreement shall be governed by Florida` law and enforceable in the Courts of Florida, in and for Palm Beach County Florida.

d)   Binding Effect. The Parties agree that this Final Agreement shall be binding and enforceable as between them.

e)   Commonality of Counsel and Waiver. Both the AEGA Holders and FutureWorld/FutureLand Properties, hereby acknowledge that there is a common counsel in Craig A. Huffman, of Securus Law Group. All Parties acknowledge and waive any perceived conflict of interest, as known and disclosed by Securus, to include debts from each or related parties and compensation for services, and other material matters. Both the AEGA Holders and FutureWorld acknowledge that they have the right to and ability to confer and retain outside or other counsel, and either are waiving such ability, or have effectively done such consultation as required. In the event of ANY material claims or litigation, both Parties acknowledge that Craig A. Huffman shall be conflicted from representation of either party, and will only act as a joint moderator for purposes of settlement.

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NOW THEREFORE, the Parties hereby agree, accept, acknowledge, consent, and stipulate to the terms and conditions contained herein for the mutual promise and consideration stated herein.

AEGEA HOLDER

By:  /s/Ancient Investments LLC

Name on Shares:                                                     Amount of shares: 52,690,000

Date:  March 10, 2015

AEGEA HOLDER

By:   /s/ Dee Investment Management

Name on Shares:  Dee Investment Management, LLC      Amount of shares: 13,104,667

Date:

AEGEA HOLDER

By:  /s/ Schneider Family Ventures

Name on Shares: Schneider Family Ventures, LLC        Amount of shares: 15,400,000

Date:

AEGEA HOLDER

By:

Name on Shares:                                               Amount of shares:

Date:

FutureLand Properties, LLC

By:  /s/ Sam Talari

Name:  Sam Talari

Date:  3/10/2015

SCHEDULE A

DEBTS OF AEGEA, INC.

DEBTS OF AEGEA, INC.

Here is the current list outstanding AEGEA payables, showing two categories
(public company related and AEGEA related):

Public Company Related Expenses to be acquired and responsible by the surviving Corporation:

Salberg & Co. $7,580.44  (for 2 quarters)

EdgarTech 4,145.00

CFO on Call 2,500.00

Securus Law Group 20,000.00

ClearTrust 1,000.00 (plus additional for the reverse split, etc.)
_________________
Total $35,225.44**

AEGEA Related Expenses to be carried into the private company of Aegea:

Carter Deluca (IP attorneys) 10,500

Ken Van Assenderp (lawyer - Special District) 4,000

M. Lingerfelt (3 months, including March) 10,500

Crossroads Environmental (T. Overdorf) 10,000

GCY (surveyors) 12,000

M. Curtis 1,500
_________________

Total $48,500

Grand Total $83,725.44

** Chicago Ventures $44,000 debt which is due (with March, April and May payments), shall be responsibility of the surviving Corporation, and Aegea the private company shall have no liabilities.

SCHEDULE B
SHARE HOLDINGS FOR EXCHANGE BY AEGEA HOLDERS

Dee Investment Management LLC:	13,104,667

Schneider Family Ventures LLC:	15,400,000

Ancient Investments LLC:	52,900,000

SCHEDULE C
DEBT FOR RELIEF IN EXCHANGE